March 23, 2010

BY EDGAR AND BY EXPRESS MAIL

David Burton
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, DC 20549

Re:	Xcorporeal, Inc.
Item 4.01 Form 8-K
Filed March 19, 2010
File No. 1-33874

Dear Mr. Burton:

This letter is submitted on behalf of our client, Xcorporeal, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 22, 2010 (the “Comment Letter”) to Robert Weinstein, the Company’s Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K filed with the Commission on March 19, 2010 (File No. 1-33874) (the “Form 8-K”).  Any capitalized terms not defined herein shall have the meanings ascribed to them in the Form 8-K.  The information in these responses was provided to us by the Company.

The text of each comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s corresponding response.

1.
Please state whether, during your two most recent fiscal years and the subsequent interim period through March 17, 2010 before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

RESPONSE:  We will revise our Form 8-K disclosure in accordance with the Staff’s comment and will file an amendment to our Form 8-K in accordance therewith.

2.
When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirement in Item 304(a)(2) of Regulation S-K.  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

RESPONSE:  We note the Staff’s comment.

3.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

RESPONSE:  We will file an updated Exhibit 16 letter to the amended Form 8-K.

In connection with the Company’s response to the Staff’s comments set forth above, the Company has provided in Exhibit A, in writing, a statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  Please contact Javier Stark at (212) 836-8275 or me at (212) 836-8261 with any further comments or questions you may have.

Sincerely,

By:	/s/ Rory A. Greiss
Rory A. Greiss

cc:	Kelly J. McCrann Robert Weinstein

EXHIBIT A

80 Empire Drive
Lake Forest, CA 92630

March 23, 2010

BY EDGAR AND BY EXPRESS MAIL

David Burton
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, DC 20549

Re:	Xcorporeal, Inc.
Item 4.01 Form 8-K
Filed March 19, 2010
File No. 1-33874

Dear Mr. Burton:

In connection with Kaye Scholer LLP’s comment response letter, dated March 23, 2010 (the “Response Letter”), filed on behalf of the Company with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar, and the Company’s Current Report on Form 8-K filed with the Commission on Edgar on March 19, 2010 and Amendment No.1 to the Form 8-K being filed as Form 8-K/A (Amendment No. 1) (File No. 1-33874) (the “Form 8-K”, and together with the Response Letter, the “Filing”), in response to the Staff’s letter to the Company dated March 22, 2010, we are hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Robert Weinstein
Robert Weinstein, CFO

cc:           Kelly J. McCrann
Rory  Greiss